UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 3, 2014

BERKSHIRE HILLS BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-15781	04-3510455
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

24 North Street, Pittsfield, Massachusetts	01201
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (413) 443-5601

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                                           Entry into a Material Definitive Agreement

On November 3, 2014, Berkshire Hills Bancorp, Inc. (the “Company” or “Berkshire Hills”), the parent company of Berkshire Bank, and Hampden Bancorp, Inc. (“Hampden”), the parent company of Hampden Bank, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Hampden will merge with and into Berkshire Hills. Concurrent with the merger, it is expected that Hampden Bank will merge with and into Berkshire Bank.

Under the terms of the Merger Agreement, each outstanding share of Hampden common stock will be converted into the right to receive 0.8100 shares of Company common stock.

The proposed merger is subject to customary closing conditions, including the receipt of regulatory approvals and approval by the stockholders of Hampden. The merger is currently expected to be completed in the second quarter of 2015.  In connection with the proposed merger, it is expected that two Hampden directors will be appointed to the Berkshire Hills Board of Directors.

The directors and certain executive officers of Hampden have agreed to vote their shares in favor of the approval of the Merger Agreement at the Hampden stockholders meeting to be held to vote on the proposed transaction. If the merger is not consummated under specified circumstances, Hampden has agreed to pay the Company a termination fee which will be equal to $3.6 million if such fee shall become payable within 45 days from the date of the Agreement and $4.7 million if such fee shall become payable thereafter.

The Merger Agreement also contains usual and customary representations and warranties that the Company and Hampden made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the Company and Hampden, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, and the representations and warranties may have been used to allocate risk between the Company and Hampden rather than establishing matters as facts.

The Company will file a copy of the Merger Agreement as an exhibit to a separate Current Report on Form 8-K.  The Company’s press release announcing the merger is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Additional Information and Where to Find It

In connection with the proposed merger, Berkshire Hills will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Hampden and a Prospectus of Berkshire Hills, as well as other relevant documents concerning the proposed merger. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Copies of the Registration Statement and Proxy Statement/Prospectus and the filings that will be incorporated by reference therein, as well as other filings containing information about Berkshire Hills and

Hampden, when they become available, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from Berkshire Hills at www.berkshirebank.com under the tab “Investor Relations” or from Hampden Bancorp by accessing Hampden Bancorp’s website at www.hampdenbank.com under the tab “Investor Relations.”

Hampden and Berkshire Hills and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Hampden Bancorp in connection with the proposed merger.  Information about the directors and executive officers of Berkshire Hills is set forth in the proxy statement for the Berkshire Hills 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 1, 2014. Information about the directors and executive officers of Hampden Bancorp is set forth in the proxy statement for Hampden Bancorp’s 2014 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on September 26, 2014.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the Proxy Statement/Prospectus and other relevant documents regarding the proposed merger to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the SEC, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact, changes in the level of non-performing assets and charge-offs; changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board; inflation, interest rate, securities market and monetary fluctuations; political instability; acts of war or terrorism; the timely development and acceptance of new products and services and perceived overall value of these products and services by users;

changes in consumer spending, borrowings and savings habits; changes in the financial performance and/or condition of our borrowers; technological changes; acquisitions and integration of acquired businesses; the ability to increase market share and control expenses; changes in the competitive environment among financial holding companies and other financial service providers; the quality and composition of our loan or investment portfolio; the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we and our subsidiaries must comply; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; changes in our organization, compensation and benefit plans; the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both; and/or our success at managing the risk involved in the foregoing items.

Item 7.01                                           Regulation FD Disclosure

An Investor Presentation containing additional information regarding the merger is included in this report as Exhibit 99.2 and is furnished herewith, and shall not be deemed “filed” for any purpose.

Item 9.01.                                        Financial Statements and Exhibits

(d) Exhibits.

Exhibit 99.1                              Press Release dated November 4, 2014

Exhibit 99.2                              Investor Presentation dated November 4, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Berkshire Hills Bancorp, Inc.

DATE: November 4, 2014	By:	/s/Michael P. Daly
Michael P. Daly
President and Chief Executive Officer